# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Trinity Capital Inc., CIK 0001786108
CUSIP: 896442308
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 N. 1st Street, Suite 302, Phoenix, Arizona (AZ), 85004
Date of event which requires filing of this statement: 02/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001607203

## Reporting persons
- Eagle Point Credit Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 357,142; shared voting power 0; sole dispositive power 357,142; shared dispositive power 0; aggregate amount beneficially owned 357,142 (0.6% of the class)
- Eagle Point DIF GP I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 101,113; sole dispositive power 0; shared dispositive power 101,113; aggregate amount beneficially owned 101,113 (0.2% of the class)
- Thomas Philip Majewski: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,333; shared voting power 357,142; sole dispositive power 3,333; shared dispositive power 357,142; aggregate amount beneficially owned 360,475 (0.6% of the class)

## Item 1. Issuer
Name of issuer: Trinity Capital Inc.
Address of issuer's principal executive offices: 1 N. 1st Street, Suite 302 Phoenix, AZ, 85004

## Item 2. Person Filing
Name of person filing: Eagle Point Credit Management LLC, Eagle Point DIF GP I LLC, Thomas Philip Majewski
Address of principal business office or, if none, residence:
600 Steamboat Road, Suite 202
Greenwich, CT 06830
Citizenship:
Eagle Point Credit Management LLC: organized in the State of Delaware
Eagle Point DIF GP I LLC: organized in the State of Delaware
Thomas Philip Majewski: United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Eagle Point Credit Management LLC: 357,142 shares
Eagle Point DIF GP I LLC: 101,113 shares
Thomas Philip Majewski: 360,475 shares
Percent of class:
Eagle Point Credit Management LLC: 0.6%
Eagle Point DIF GP I LLC: 0.2%
Thomas Philip Majewski: 0.6%
Sole power to vote or to direct the vote:
Eagle Point Credit Management LLC: 357,142 shares
Eagle Point DIF GP I LLC: 0 shares
Thomas Philip Majewski: 3,333 shares
Shared power to vote or to direct the vote:
Eagle Point Credit Management LLC: 0 shares
Eagle Point DIF GP I LLC(8): 101,113 shares
Thomas Philip Majewski(9): 357,142 shares
Sole power to dispose or to direct the disposition:
Eagle Point Credit Management LLC: 357,142 shares
Eagle Point DIF GP I LLC: 0 shares
Thomas Philip Majewski: 3,333 shares
Shared power to dispose or to direct the disposition:
Eagle Point Credit Management LLC: 0 shares
Eagle Point DIF GP I LLC(8): 101,113 shares
Thomas Philip Majewski(9): 357,142 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Eagle Point Credit Management LLC: /s/ Kenneth Onorio, Kenneth Onorio, Chief Financial Officer (02/27/2025)
- Eagle Point DIF GP I LLC: /s/ Kenneth Onorio, Kenneth Onorio, Chief Financial Officer (02/27/2025)
- Thomas Philip Majewski: /s/ Thomas P. Majewski, Thomas P. Majewski (02/27/2025)